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EXHIBIT 2
Execution Copy

VOTING AND PROXY AGREEMENT

        VOTING AND PROXY AGREEMENT, dated as of June 28, 2004 (this "Agreement") among The Thomson Corporation, a Delaware corporation ("Parent"), and each other person and entity listed on the signature pages hereof (each, a "Stockholder").

RECITALS

        WHEREAS, as of the date hereof, each Stockholder owns beneficially the number of shares of common stock, $0.01 par value (the "Common Stock"), of Information Holdings Inc., a Delaware corporation (the "Company"), set forth opposite such Stockholder's name on Schedule I hereto (all such shares owned and which may hereafter be acquired by such Stockholder during the Term (as hereinafter defined), whether upon the exercise of options or by means of purchase, dividend, distribution or otherwise, being referred to herein as the "Shares");

        WHEREAS, Parent, Thyme Corporation, a Delaware corporation and a subsidiary of Parent ("Merger Sub"), and the Company have entered into an Agreement and Plan of Merger dated as of the date hereof (as it may be amended or supplemented from time to time, the "Merger Agreement") which provides, upon the terms and subject to the conditions set forth therein, for the merger of Merger Sub with and into the Company (the "Merger"); and

        WHEREAS, as a condition to the willingness of Parent and Merger Sub to enter into the Merger Agreement and in furtherance of the acquisition of the Company by Parent, Parent and Merger Sub have required that the Stockholders agree, and in order to induce Parent and Merger Sub to enter into the Merger Agreement, each Stockholder has agreed, severally and not jointly, to enter into this Agreement.

        NOW, THEREFORE, in consideration of the foregoing premises and agreements contained herein, the parties hereto agree as follows:

ARTICLE I.
TRANSFER AND VOTING OF SHARES

        1.1.  Voting Agreement.    Each Stockholder hereby agrees that from the date hereof until the termination of this Agreement pursuant to Section 5.13 hereof (the "Term"), at any meeting of the stockholders of the Company, however called, and in any action by written consent of the stockholders of the Company, such Stockholder shall vote the Shares (A) in favor of the Merger, the Merger Agreement (as amended from time to time) and the transactions contemplated by the Merger Agreement and any actions required in furtherance thereof and (B) against any Takeover Proposal and any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement or of such Stockholder under this Agreement, and (C) against any other action or proposal involving the Company or any of its Subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone, frustrate, nullify or adversely affect any provision of the Merger Agreement, this Agreement or any other agreement relating to the transactions contemplated by the Merger Agreement, the Merger or any other transaction contemplated by the Merger Agreement or this Agreement. Any such vote shall be cast or consent shall be given in accordance with such procedures relating thereto so as to ensure that it is duly counted for purposes of determining that a quorum is present and for purposes of recording the results of such vote or consent. Each Stockholder agrees not to enter into any agreement or commitment the effect of which would not be in accordance or inconsistent with the provisions and agreements contained in this Agreement.

        1.2.  Proxy.

          (a)   Each Stockholder, by this Agreement, with respect to its Shares, does hereby constitute and appoint Parent, or any nominee of Parent, with full power of substitution, at any time during the Term, as its true and lawful attorney and proxy (its "Proxy"), for and in its name, place and stead, to vote, or cause to be voted, each of such Shares as its Proxy, at every annual, special or other meeting, including any adjournments or postponements thereof, of the stockholders of the Company for the purpose of considering any matter referred to in Section 1.1 (including the right to sign its name (as stockholder) to any consent, certificate or other document relating to the Company that the law of the State of Delaware may permit or require).

          (b)   THIS POWER OF ATTORNEY IS IRREVOCABLE, IS GRANTED IN CONSIDERATION OF PARENT AND MERGER SUB ENTERING INTO THE MERGER AGREEMENT AND IS COUPLED WITH AN INTEREST SUFFICIENT IN LAW TO SUPPORT AN IRREVOCABLE POWER. This appointment shall revoke all prior powers of attorney and proxies appointed by any Stockholder at any time with respect to the Shares and no subsequent powers of attorney or proxies will be appointed by such Stockholder, or be effective, with respect thereto during the term of this Agreement. Except as otherwise provided for herein, each Stockholder hereby (A) ratifies and confirms all that the proxies appointed hereunder may lawfully do or cause to be done by virtue hereof and (B) affirms that such irrevocable proxy is executed and intended to be irrevocable in accordance with the provisions of Section 212(e) of the DGCL.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS

        Each Stockholder, severally and not jointly, hereby represents and warrants to Parent as follows:

        2.1.  Due Organization and Authorization.    If such Stockholder is a corporation or partnership, (A) it is duly organized, validly existing and in good standing under the laws of its organization or formation and has all requisite power to execute and deliver this Agreement, to appoint Parent as its Proxy, to consummate the transactions contemplated hereby and to carry out its obligations hereunder and (B) the execution and delivery of this Agreement, the appointment of Parent as such Stockholder's Proxy and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of such Stockholder. This Agreement has been duly executed and delivered by or on behalf of such Stockholder and, assuming its due authorization, execution and delivery by Parent, constitutes a legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms.

        2.2.  No Conflicts, Required Filings and Consents.

          (a)   The execution and delivery of this Agreement by such Stockholder does not, and the performance of such Agreement by such Stockholder will not, (A) conflict with, contravene or violate any law, regulation, court order, judgment or decree applicable to such Stockholder or by which such Stockholder or any of such Stockholder's property is bound or affected, (B) in the case of any partnership or corporation, violate or conflict with its organizational documents or (C) require any consent under or result in any violation or breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, cancellation or acceleration of, or result in the creation of a lien or Encumbrance (as hereinafter defined) on any of the property or assets of such Stockholder, including the Shares, pursuant to any contract, instrument, permit, license, franchise or understanding to which such Stockholder is a party or by which such Stockholder or such Stockholder's property is bound or affected, except for any conflicts, violations, breaches or defaults, terminations, cancellations or rights of terminations or cancellation, which, assuming the exercise of any rights of termination or cancellation, for any such breaches, defaults or other occurrences that would not prevent or delay the performance by such Stockholder of its obligations under this Agreement.

          (b)   The execution and delivery of this Agreement by such Stockholder does not, and the performance of this Agreement by such Stockholder will not, require any waiver, consent, approval or authorization of any Governmental Entity, except for (A) any information filings required, if any, under Sections 13 and 16 of the Exchange Act and (B) termination of any waiting period applicable under any Antitrust Law.

        2.3.  Title to Shares.    Each Stockholder is the sole, record and beneficial owner of its Shares, free and clear of any pledge, lien, security interest, mortgage, charge, claim, equity, option, proxy, voting restriction, right of first refusal, limitation on disposition, adverse claim of ownership or use or encumbrance of any kind ("Encumbrances"), except as may arise pursuant to this Agreement. Each Stockholder has sole right and power to vote or to dispose its Shares, without any limitations, qualifications or restrictions except for restrictions on transfer under the Securities Act. The shares listed on Schedule I constitute all of the Shares of each Stockholder and, except as set forth in Schedule I, such Stockholder does not own or hold (beneficially or of record) (A) any additional shares, or any options to purchase or right to acquire any additional shares, of capital stock or other securities issued by the Company, or any interest therein, or (B) any voting rights with respect to any shares of capital stock or other securities of the Company. The Shares do not constitute community property or otherwise need spousal approval in order for this Agreement to be a legal, valid and binding obligation of such Stockholder.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF PARENT

        Parent represents and warrants to each Stockholder as follows:

        3.1.  Due Organization and Authorization.    Parent is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. Parent has all requisite corporate power to execute and deliver this Agreement, to consummate the transactions contemplated hereby and to carry out its obligations hereunder. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Parent. This Agreement has been duly executed and delivered by Parent and, assuming its due authorization, execution and delivery by each Stockholder, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms.

ARTICLE IV.

COVENANTS OF STOCKHOLDERS

        4.1.  Non-Solicitation.    Each Stockholder covenants and agrees that in its capacity as a stockholder of the Company, it shall direct and use reasonable efforts to cause its partners, officers, directors, representatives and agents ("Representatives") to immediately cease any discussions or negotiations with any Third Party that may be ongoing with respect to a Takeover Proposal. Each Stockholder covenants and agrees that in its capacity as a stockholder of the Company it shall not, nor shall it permit or authorize any of its Representatives to, directly or indirectly, (A) solicit, initiate or encourage any inquiries or the making of any proposal which constitutes, or may reasonably be expected to lead to, any Takeover Proposal or (B) participate in any discussions or negotiations regarding any Takeover Proposal.

        4.2.  Notice.    Each Stockholder will promptly advise Parent orally or in writing of any request for information or of any Takeover Proposal received by such Stockholder (in its capacity as a stockholder of the Company) and the material terms and conditions of such request or Takeover Proposal, provided, however, that any notification by the Board of Directors of the Company (the "Board") to Parent pursuant to the Merger Agreement regarding the same request for information or Takeover Proposal shall satisfy the Stockholders' obligations under this Section 4.2.

        4.3.  No Disposition or Encumbrance of Shares and Options.    Each Stockholder hereby covenants and agrees that, during the Term, it shall not, and shall not offer or agree to, sell, transfer, tender, assign, hypothecate or otherwise dispose of, or create or permit to exist any Encumbrance on, the Shares owned by such Stockholder during the Term.

        4.4.  Waiver of Appraisal Rights.    Each Stockholder hereby waives any rights of appraisal or rights to dissent from the Merger under Section 262 of the DGCL.

        4.5.  Further Assurances.    Each Stockholder shall perform such further acts and execute such further documents and instruments as may reasonably be required to vest in Parent the power to carry out and give effect to the provisions of this Agreement. Each Stockholder shall not, nor shall such Stockholder act in concert with any Person to, make or in any manner participate in, directly or indirectly, a "solicitation" of "proxies" (as such terms are used in the Exchange Act) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, the Shares or any other shares of capital stock of the Company in connection with any vote or other action on any matter, other than to recommend that stockholders of the Company vote in favor of the Merger and the Merger Agreement and otherwise as expressly provided by Section 1 of this Agreement. Other than as provided by Section 1 of this Agreement, each Stockholder shall not, nor shall such Stockholder act in concert with any Person to, (A) deposit the Shares in a voting trust or subject any of the Shares to any contract, agreement, option, arrangement or understanding with any Person with respect to the voting of such Shares or (B) grant any proxy or power of attorney with respect to the Shares. Each Stockholder shall not issue any press release or make any other public statement with respect to the Merger Agreement or this Agreement or the Merger or any other transaction contemplated by the Merger Agreement, without the prior written consent of Parent, except as may be required by any applicable law. Each Stockholder hereby gives any consents or waivers that are reasonably required for the consummation of the Merger under the terms of any agreement to which such Stockholder is a party or pursuant to any rights such Stockholder may have in its capacity as a stockholder of the Company. Such Stockholder hereby permits the Company to publish and disclose in the Proxy Statement such Stockholder's identity and ownership of the Shares and the nature of such Stockholder's commitments, arrangements and understandings under this Agreement.

        4.6.  Release.    Notwithstanding anything to the contrary in Section 6.8 of the Merger Agreement, each Stockholder on behalf of himself or itself and his or its successors, assigns and Affiliates, with respect to each and every Claim that such Stockholder (or any of such Persons) may have had prior to, or may at or following the Effective Time have, against any of the Releasees (A) effective as of the Effective Time, irrevocably, unconditionally and completely releases, acquits and forever discharges each of the Releasees from any such Claim, and irrevocably, unconditionally and completely waives and relinquishes such Claim and (B) effective as of the date hereof, covenants not to sue or make any kind of demand or provide any kind of notice or undertaking with respect to any such Claim. "Releasees" means (A) Parent; (B) the Company; (C) each Subsidiary of the Company, (D) each Affiliate of Parent and, after the Effective Time, of the Company; and (E) the successors, assigns and past, present and future directors, officers, agents, attorneys and representatives of the respective entities identified or otherwise referred to in clauses (A) through (D) of this definition. "Claim" means any dispute, claim, suit, right, damages, judgments, expenses, affirmative defenses, actions and causes of action of every kind and nature, in law, equity or otherwise, that relates to the matters set forth on Schedule II, whether brought pursuant to common law, statute, agreement, any insurance policy held by the Company or any of its Subsidiaries, the Certificate of Incorporation, Bylaws or similar organizational documents of the Company or any of its Subsidiaries, the DGCL or otherwise. Each Stockholder acknowledges that the releases set forth in this Section 4.6 have provided a material inducement to Parent's willingness to enter into the Merger Agreement and without such releases Parent would not have been willing to enter into the Merger Agreement, which agreement provides to the Stockholders substantially benefit and accordingly each Stockholder willingly grants this release in consideration therefor and for other good and valuable consideration, receipt of which is hereby acknowledged.

ARTICLE V.

MISCELLANEOUS

        5.1.  Definitions.    All capitalized terms used but not otherwise defined in this Agreement have the meanings assigned to such terms in the Merger Agreement.

        5.2.  Non-Survival of Representations, Warranties and Agreements.    Upon termination of this Agreement, as further set forth in Section 5.13 hereof, all representations, warranties and agreements made by the parties to this Agreement shall terminate; provided, that the provision set forth in Section 4.6 shall survive termination upon the Effective Time and the provisions of this Article V hereof shall survive any termination of this Agreement.

        5.3.  Expenses.    Except as otherwise provided herein, all costs and expenses incurred in connection with the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses.

        5.4.  Notices.    All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made (A) as of the date delivered or sent by facsimile if delivered personally or by facsimile, confirmation received, (B) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service and (C) on the third Business Day after deposit in the U.S. mail, if mailed by registered or certified mail (postage prepaid, return receipt requested), in each case to the parties at the following addresses (or at such other address for a party as shall be specified by like notice, except that notices of changes of address shall be effective upon receipt):

        If to a Stockholder, at the address or facsimile number of such Stockholder set forth on Schedule I, with a copy (which shall not constitute notice) to:

    Willkie Farr & Gallagher LLP
    787 Seventh Avenue
    New York, NY 10019
    Attention: Steven J. Gartner, Esq.
    Facsimile No.: (212) 728-9222

  If to Parent:

    The Thomson Corporation
    Metro Center
    One Station Place
    Stamford, Connecticut 06902
    Attention: Carl Tobiasen
    Facsimile: (203) 539-7552

With a copy (which shall not constitute notice) to:

    Covington & Burling
    1330 Avenue of the Americas
    New York, New York 10019
    Attention: J. D. Weinberg, Esq.
    Facsimile No.: (646) 441-9037

    and

    The Thomson Corporation
    Metro Center
    One Station Place
    Stamford, Connecticut 06902
    Attention: Darren Pocsik, Esq.
    Facsimile No.: (203) 357-9762

        5.5.  Severability.    If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the maximum extent possible.

        5.6.  Counterparts.    This Agreement may be executed by the parties hereto in separate counterparts (including by facsimile), each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

        5.7.  Amendment and Waiver.    This Agreement may not be amended, except by an instrument in writing signed by the parties hereto, and any provision herein may not be waived by any party except as set forth in an instrument in writing signed by such party.

        5.8.  Assignment, Binding Effect.    Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        5.9.  Specific Performance.    The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any Delaware Court, this being in addition to any other remedy to which they are entitled at law or in equity.

        5.10. Governing Law.    This agreement shall be governed by, and construed in accordance, with the laws of the State of Delaware, without regard to its rules of conflict of laws.

        5.11. Headings.    The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

        5.12. Stockholder's Capacity.    Except for the provisions set forth in Section 4.6, notwithstanding any provision of this Agreement to the contrary, each Stockholder executes this Agreement in his capacity as the beneficial owner of such Stockholder's Shares. Except for the provisions set forth in Section 4.6, no Stockholder nor any of its Representatives who is an officer or member of the Board shall be deemed to have made any agreement or understanding in this Agreement, including but not limited to those agreements set forth in Sections 4.1 and 4.2, in his capacity as such officer or member of the Board. Without limiting the generality of the foregoing, except for the provisions set forth in Section 4.6, nothing in this Agreement, including without limitation Sections 4.1 and 4.2, shall prevent or in any way limit such person from taking any action in his capacity as an officer or member of the Board, including without limitation any actions permitted under Section 5.2 and Section 6.1 of the Merger Agreement.

        5.13. Termination.    This Agreement shall terminate and be of no further force and effect, (A) by the written mutual consent of the parties hereto, (B) automatically and without any required action of the parties hereto upon the Effective Time, (C) upon Termination of the Merger Agreement in accordance with its terms or (D) with respect to any Stockholder, any amendment to the Merger Agreement that reduces the amount of the Merger Consideration; provided, that the provision set forth in Section 4.6 shall survive termination upon the Effective Time and the provisions of this Article V hereof shall survive any termination of this Agreement; and provided, further that no such termination shall relieve any party of liability for a willful breach hereof prior to termination.

        5.14. Entire Agreement.    This Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings among the parties with respect thereto.

        5.15. Waiver of Jury Trial.    Each party hereto hereby waives, to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect of any suit, action or other proceeding directly or indirectly arising out of, under or in connection with this Agreement. Each party hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such party would not, in the event of any action, suit or proceeding, seek to enforce the foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waiver and certifications in this Section 5.15.

        5.16. Jurisdiction.    Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any state or federal court located in the State of Delaware, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than a state or federal court located in the State of Delaware and (iv) irrevocably waives, to the fullest extent permitted by applicable law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient forum. Each of the parties hereto irrevocably consents to the service of any and all legal process, summonses, notices and other documents which may be served in any suit, action or proceeding referred to in Section 5.16, which service may be made in any manner provided for the giving of notices in Section 5.4, provided that nothing in this Section 5.16 shall affect the right of any party to serve any such legal process, summons, notice or other document in any other manner permitted by law.

                             [Signature Pages Follow.]

        IN WITNESS WHEREOF, Parent has caused this Agreement to be executed by its officer thereunto duly authorized and each Stockholder has caused this Agreement to be executed, or duly executed by an authorized signatory, all as of the date first written above.

The Thomson Corporation
By:	/s/ D.J. Hulland
Name: D.J. Hulland Title: SVP, Finance
WARBURG, PINCUS VENTURES, L.P.
By:	Warburg Pincus & Co., Its General Partner
By:
Name: Title:
/s/ Mason P. Slaine
MR. MASON P. SLAINE

SCHEDULE I

Name and Address of Stockholder	Number of Shares Owned
Warburg, Pincus Ventures, L.P.(1) 466 Lexington Avenue New York, NY 10017 Attn: Mr. Sid Lapidus Facsimile No.: (212) 878-9100	6,804,762
Mr. Mason P. Slaine c/o Information Holdings Inc. 2777 Summer Street, Suite 602 Stamford, Connecticut 06905 Facsimile No.: (203) 961-1431	2,000,000(2)

(1)
The sole general partner of Warburg, Pincus Ventures, L.P. ("WPV") is Warburg Pincus & Co., a New York general partnership ("WP"). Warburg Pincus LLC, a New York limited liability company ("WP LLC"), manages WPV. Mr. Sidney Lapidus and Mr. John Vogelstein are general partners of WP and members of WP LLC. Due to their relationship with WPV, Messrs Lapidus and Vogelstein may be deemed to beneficially own such shares owned by WPV. Messrs. Lapidus and Vogelstein have disclaimed all beneficial ownership of all shares owned by WPV.

(2)
Includes 400,000 shares issuable upon exercise of options that are vested and exercisable.

SCHEDULE II

1.
Venturetek, L.P. v. Rand Publishing Co., et al, Index No. 605046/98 (Sup. Ct. N.Y. Cty.), including all appeals and related proceedings.

2.
Venturetek, L.P. v. Information Holdings Inc., Index No. 604416/02 (Sup. Ct. N.Y. Cty.), including all appeals and related proceedings.

3.
All Claims related to or arising from the foregoing litigations or proceedings.

4.
All Claims related to or arising from the facts alleged in the foregoing litigations or proceedings, or substantially similar facts.

QuickLinks

VOTING AND PROXY AGREEMENT
RECITALS
ARTICLE II. REPRESENTATIONS AND WARRANTIES OF THE STOCKHOLDERS
ARTICLE III. REPRESENTATIONS AND WARRANTIES OF PARENT
ARTICLE IV. COVENANTS OF STOCKHOLDERS
ARTICLE V. MISCELLANEOUS
SCHEDULE I
SCHEDULE II